Exhibit 99.1

Equitable Life of Canada Goes Live with Sapiens’ Underwriting Solution

One of Canada's largest mutual life insurance companies will modernize its new business processes with automation, via Sapiens UnderwritingPro for Life & Annuities

Holon, Israel – October 30, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Equitable Life of Canada (Equitable Life) has launched Sapiens UnderwritingPro for Life & Annuities (formerly known as StoneRiver LifeSuite).

Equitable Life, a mutual life insurance company since 1920 that is based in Ontario, expects that this go-live will modernize its new business processes, including task automation. The company plans to significantly decrease turnaround times via UnderwritingPro, a web-based solution for automated underwriting and new business case management.

“After an extensive vendor and solution search, we selected Sapiens UnderwritingPro for its superior functionality, client references, depth of experience with Canadian life insurance companies and technical expertise,” said Karen Mason, Equitable Life’s senior vice-president of Individual Insurance. “The ability to configure UnderwritingPro for our specific rules and processes, as well as the straight-through processing and system integration, will streamline our business.”

Equitable Life anticipates a significant number of process improvements, new capabilities and cost savings, resulting in higher advisor satisfaction and faster turnaround times. Process improvements include automated ordering of underwriting requirements data and immediate approval on qualified insurance plans.

“Sapiens is pleased that our robust underwriting solution continues to help North American carriers modernize their businesses,” said Roni Al-Dor, Sapiens’ president and CEO. “It’s been a pleasure working with Equitable Life, one of the true leaders in the competitive Canadian market.”

Sapiens UnderwritingPro for Life & Annuities is part of Sapiens Platform for Life & Annuities. UnderwritingPro speeds new business processes for insurance carriers and their channels, offering an intuitive user interface with critical updates and task assignments provided on a real-time dashboard. The solution enables underwriters and case managers to work on multiple cases simultaneously.

About Equitable Life of Canada

Canadians have turned to Equitable Life since 1920 to protect what matters most. We work with independent advisors across Canada to offer individual insurance, savings and retirement, and group benefits solutions to meet your needs.

Equitable Life is not your typical financial services company. We have the knowledge, experience and ability to find solutions that work for you. We’re friendly, caring and interested in helping. The Company is owned by our participating policyholders, not shareholders, allowing us to focus on your needs and on providing you with personalized service, financial protection and peace of mind. For more information: www.equitable.ca.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com